2350 N. Sam Houston Parkway East, Suite 125 Houston, Texas 77032 (281) 618-4700 Fax: (281) 618-4820

July 11, 2008

H. Roger Schwall
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 7010
Washington, D.C. 20549-7010

Re:

Southwestern Energy Company

Form 10-K for the Fiscal Year Ended December 31, 2007

Filed February 28, 2008

Schedule 14A Filed March 27, 2008

File No. 001-08246

Dear Mr. Schwall:

We are in receipt of your letter dated June 27, 2008 regarding your office’s review of the above listed filings. That letter asked that we respond to the comments within 10 business days or tell you when we will provide a response.  Pursuant to a telephone conversation I had on Wednesday, July 9, 2008 with James Giugliano, Staff Accountant, we are notifying you that we are working diligently to provide a response to the comments detailed in your letter and expect to respond on or about August 1, 2008.

Please do not hesitate to contact me at 281-618-4859 with any questions.

Sincerely,

/s/ Trecia M. Canty

Trecia M. Canty
Associate General Counsel-Corporate

and Assistant Secretary

cc:   Greg D. Kerley

Executive Vice President and Chief Financial Officer